June 17, 2021

Jonathan Burr and James Lopez

Office of Real Estate & Construction
Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:         StartEngine Real Estate REIT 1 LLC

Amendment No. 2 to Offering Statement

Offering Statement on Form 1-A

Filed May 13, 2021
File No. 024-11465

Dear Mr. Burr and Mr. Lopez:

Thank you for contacting me by telephone on June 16, 2021 regarding your observations and comments regarding the Offering Statement of StartEngine Real Estate REIT 1 LLC (the “Company”).

One observation was conveyed to us orally during the above referenced phone call and is addressed through this written response via a “Correspondence” filing with the SEC. The observation and response are as follows:

Observation:
It was noted that on page 130 that the statement “Settlement will be delayed for subscription agreements delivered before the $1,000,000 minimum threshold is met until such minimum threshold is met, and, after such minimum threshold is met, may occur up to 45 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received,” may be inconsistent with the requirements under Rule 251(d)(3)(i)(F) of Regulation A.

Response:
The Company proposes revising the language as follows:

Settlement will be delayed for subscription agreements delivered before the $1,000,000 minimum threshold is met until such minimum threshold is met, and, after such minimum threshold is met, may occur up to 15 days after a prospective investor completes the subscription requirements, including provision of investor information, completion and signature of the subscription agreement and payment.

Further, the Company intends to modify the language on page 132 from “Subscriptions will be binding upon investors and will be accepted or rejected within 45 days of receipt by us” to as follows:

After a prospective investor completes the subscription requirements, that subscription will be binding upon such investor and will be accepted or rejected within 15 days.

Thank you again for the opportunity to respond to your questions to the Offering Statement of StartEngine Real Estate REIT 1 LLC. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc:     Johanna Cronin, Manager of StartEngine Assets LLC